Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF REALPHA TECH CORP.

reAlpha Tech Corp., a Delaware corporation (the “Corporation”) does hereby certify that:

FIRST: The name of the Corporation is reAlpha Tech Corp. The Corporation’s original certificate of incorporation was filed with the Secretary of State of the State of Delaware on April 22, 2021 (the “Original Certificate”). The Corporation’s First Amended and Restated Certificate of Incorporation (the “First Amended and Restated Certificate”) was filed with the Secretary of State of the State of Delaware on August 12, 2021, which restated the Original Certificate in its entirety. The Corporation’s Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”) was filed with the Secretary of State of the State of Delaware on October 18, 2023, which restated the First Amended and Restated Certificate in its entirety.

SECOND: Article IV of the Second Amended and Restated Certificate is hereby amended by deleting and restating such Article IV in its entirety as follows:

“The total number of shares of capital stock that the Corporation shall have authority to issue is up to 205,000,000 shares, consisting of: (i) 200,000,000 shares of common stock, having a par value of $0.001 per share (the “Common Stock”); and (ii) 5,000,000 shares of preferred stock, having a par value of $0.001 per share (the “Preferred Stock”).

Reverse Stock Split. Effective as of 12:01 a.m., Eastern Time on April 30, 2026 (the “Effective Time”), each twenty-five (25) outstanding shares of Common Stock outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall be combined and converted into one (1) share of Common Stock (the “New Common Stock”) based on a ratio of one (1) share of New Common Stock for each twenty-five (25) shares of Old Common Stock. This reverse stock split (the “Reverse Split”) of the outstanding shares of Common Stock shall not affect the total number of shares of capital stock, including the Common Stock, that the Company is authorized to issue, which shall remain as set forth under this Article IV.

The Reverse Split shall occur without any further action on the part of the Corporation or the holders of shares of New Common Stock and whether or not certificates representing such holders’ shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of New Common Stock shall be deliverable upon the Reverse Split, all of which shares of New Common Stock held by stockholders of record shall be rounded up to the nearest whole number of such shares. No stockholders will receive cash in lieu of fractional shares. All references to “Common Stock” in this Certificate of Incorporation shall be to the New Common Stock.”

THIRD: This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: This Certificate of Amendment shall become effective at 12:01 a.m., Eastern Time on April 30, 2026.

* * * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this 28th day of April, 2026.

reAlpha Tech Corp.

By:	/s/ Michael J. Logozzo
Name:	Michael J. Logozzo
Title:	Chief Executive Officer